UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 26, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 2.01. COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS.

On September 26, 2006, pursuant to an asset purchase agreement described in a Report on Form 8-K filed August 7, 2006, which agreement was amended by a letter agreement on September 18, 2006, (together, the asset purchase agreement and letter agreement are referred to as the "Asset Purchase Agreement"), Irwin Financial Corporation's (the "Corporation's") indirect subsidiary, Irwin Mortgage Corporation ("IMC"), completed the sale of substantially all of its conforming conventional first mortgage loan production assets and related contractual commitments to Freedom Mortgage Corporation of Mt. Laurel, NJ ("Freedom"). A transfer of a portion of the assets was described in a Report on Form 8-K filed September 18, 2006.

Completion of the transaction on September 26, 2006 included the transfer of IMC's mortgage loans held for sale and associated hedges. Among the principal ancillary agreements entered into between IMC and Freedom in connection with the Asset Purchase Agreement are agreements that provide for (i) Freedom's sublease of approximately 47 percent of the Fishers headquarters on economic terms that are ratably substantially equivalent to the terms IMC pays its landlord; (ii) mutual transition services, such as interim loan servicing, information technology support, temporary use of equipment and furnishings and similar services, generally at prescribed fees intended to pass through or cover the servicing party's costs of providing the service; and (iii) temporary use by Freedom of the "Irwin Mortgage" name and IMC's websites.

The purchase price for the assets was approximately $275 Million in cash subject to adjustment to reflect the following: (i) adjustments to account for changes in certain asset and liability accounts to reflect the difference between pre-closing estimates and actual closing date amounts and to give effect to the proration of utilities charges and other payables relating to periods straddling the closing date; (ii) payments by IMC to Freedom in respect of a portion of gain realized on pre-closing loan sales by IMC that remained pending at the time of closing; and (iii) future payments to IMC by Freedom based on the amount of future production through offices acquired by Freedom. Freedom assumed a number of accounts payable and contractual obligations associated with IMC's mortgage origination activities, but IMC retains liability for pending litigation and other obligations with respect to its mortgage origination activities prior to the closing and its retained servicing operations.

IMC did not sell Freedom IMC's mortgage servicing platform or its portfolio of mortgage servicing rights.

Irwin Financial Corporation and its subsidiaries have no material relationship with Freedom apart from the transactions covered by the Asset Purchase Agreement.

The above description of the transaction is qualified in its entirety by the full text of the Asset Purchase Agreement, which is attached to this report as Exhibits 2.1 and 2.2. A copy of the press release announcing the completion of the sale is attached to this report as Exhibit 99.1.

ITEM 8.01. OTHER EVENTS.

On October 2, 2006, the Corporation announced the sale of substantially all of its conforming, conventional mortgage servicing portfolio (MSRs) for approximately $261 million. The portfolio was sold to four independent acquirers. Transfer of the portfolio and associated escrow deposits will begin in November and be substantially complete by January 3, 2007. Until final transfer, the Corporation will provide interim servicing for the buyers and will retain the liquidity and the economic benefits derived from the escrow deposits.

The cash consideration for the sales includes an estimate of prepayment and delinquency costs for which the Corporation contractually indemnified the purchasers for periods up to 90 days. Final cash consideration will also include the fair value of servicing produced during the third quarter, up to the point of the sale of certain related production assets on September 18, 2006. Reflecting anticipated sale proceeds and giving effect to gains on derivative hedges on the portfolio prior to sale date, the Corporation expects to record a pre-tax charge of approximately $11 million on the MSR disposition.

The Corporation also announced that it is in substantive discussion with a national mortgage lender for the acquisition of certain assets and the assumption of certain lease and contractual obligations related to its servicing platform. Current negotiations contemplate a plan by the acquirer to employ a large majority of the existing servicing employees subsequent to the final MSR portfolio transfer.

A copy of the press release announcing the sale of the MSR asset and plans to sell the mortgage servicing platform is attached to this report as Exhibit 99.2.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This Report contains forward-looking statements that are based on management's expectations, estimates, projections and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions and estimates or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which include but are not limited to, statements about adjustments to the purchase price of the sale of assets to Freedom that, among other things, may result in post-closing payments; expected future action in connection with the transfer of assets associated with the MSRs; the expected financial effect of the MSR disposition on the Corporation; the expected disposition of the servicing platform; and pro formas. Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to, a failure to realize gains on the sale of certain loans in connection with which adjustments will be made to the purchase price of assets sold to Freedom; difficulty by Freedom in achieving certain production results at offices acquired from IMC; prepayment and delinquency rates on the MSR portfolio during the period from sale to transfer date; and unforeseen difficulties the parties may experience in completing the transactions as currently contemplated. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(b)   *Pro Forma Financial Information*

The following unaudited condensed consolidated pro forma financial statements are based upon the historical financial statements of the Corporation, adjusted to reflect the sale of assets related to its wholly-owned subsidiary IMC.

The unaudited condensed consolidated pro forma balance sheet reflects the disposition of the majority of IMC's assets as if it occurred on June 30, 2006. The unaudited condensed consolidated pro forma income statement for the year ended December 31, 2005, gives effect to the disposition as if it occurred on January 1, 2005. The unaudited condensed consolidated pro forma income statement for the six-month period ended June 30, 2006 is not presented since the operations of IMC were previously reported as discontinued operations in the Corporations Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 2, 2006.

The following unaudited condensed consolidated pro forma financial statements of the Corporation should be read in conjunction with the related notes and with the historical consolidated financial statements of the Corporation and the related notes included in previous filings with the Securities and Exchange Commission. The unaudited condensed consolidated pro forma financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the disposition closed on June 30, 2006, for the unaudited condensed consolidated pro forma balance sheet or as of January 1, 2005, for the unaudited condensed consolidated pro forma statement of income. All pro forma adjustments in the following schedules are based on the best available information and certain assumptions that the Corporation's management believes are reasonable. Readers should not rely on the unaudited condensed consolidated pro forma financial statements as being indicative of the historical operating results that the Corporation would have achieved or any future operating results or financial position that it will experience after the transaction closes.

IRWIN FINANCIAL CORPORATION
CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
AS OF JUNE 30, 2006
(UNAUDITED - AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	Historical June 30, 2006	(Note 1, 2) Adjustments	Pro Forma June 30, 2006
Assets:			
Cash and cash equivalents	$ 154,619	$ -	$ 154,619
Interest-bearing deposits with financial institutions	45,226		45,226
Residual interests	15,036		15,036
Investment securities- held-to-maturity (Fair value: $17,245			0
at June 30, 2006 and $17,031 at December 31, 2005)	17,579		17,579
Investment securities- available-for-sale	111,010		111,010
Loans held for sale	148,561		148,561
Loans and leases, net of unearned income	4,909,930		4,909,930
Less: Allowance for loan and lease losses	(66,921)		(66,921)
	4,843,009	-	4,843,009
Servicing assets	33,308		33,308
Accounts receivable	38,557		38,557
Accrued interest receivable	21,993		21,993
Premises and equipment	32,542		32,542
Other assets	96,850		96,850
Assets held for sale	957,701	957,701	0
Total assets	$ 6,515,991	$ 957,701	$ 5,558,290
Liabilities and Shareholders' Equity:			
Deposits			
Noninterest-bearing	$ 801,861	$ 349,138	$ 452,723
Interest-bearing	1,766,501		1,766,501
Certificates of deposit over $100,000	1,299,991		1,299,991
	3,868,353	349,138	3,519,215
Short-term borrowings	753,880	502,418	251,462
Collateralized debt	854,233		854,233
Other long-term debt	249,360		249,360
Other liabilities	173,721	7,713	166,008
Liabilities held for sale	86,863	86,863	0
Total liabilities	5,986,410	946,132	5,040,278
Commitments and contingencies			
Shareholders' equity			
Preferred stock, no par value - authorized 4,000,000 shares; none issued			
Common stock, no par value - authorized 40,000,000 shares; issued 29,748,973 shares as of June 30, 2006 and 29,612,080 as of December 31, 2005; 993,643 shares in treasury as of December 31, 2005	113,890		113,890
Additional paid-in capital			
Deferred compensation			
Accumulated other comprehensive income, net of deferred income tax credit of			
$144 at June 30, 2006 and liability of $71 as of December 31, 2005	4,037		4,037
Retained earnings	411,654	11,569	400,085
	529,581	11,569	518,012

Less treasury stock, at cost				
Total shareholders' equity		529,581	11,569	518,012
Total liabilities and shareholders' equity	$	6,515,991	$ 957,701	$ 5,558,290

The accompanying notes are an integral part of this unaudited condensed consolidated pro forma balance sheet.

IRWIN FINANCIAL CORPORATION
CONDENSED CONSOLIDATED PRO FORMA INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED - AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Historical For the Year Ended December 31, 2005	(Note 1,2,3) Adjustments	Pro Forma For the Year Ended December 31, 2005
Interest income:			
Loans and leases	$ 312,970	$ 936	$ 312,034
Loans held for sale	94,324	50,784	43,540
Residual interests	6,948	0	6,948
Investment securities	7,629	0	7,629
Federal funds sold	387	0	387
Total interest income	422,258	51,720	370,538
Interest expense:		0	
Deposits	83,861	0	83,861
Short-term borrowings	21,244	11,573	9,671
Collateralized debt	25,587	0	25,587
Other long-term debt	25,676	0	25,676
Total interest expense	156,368	11,573	144,795
Net interest income	265,890	40,147	225,743
Provision for loan and lease losses	26,852	(455)	27,307
Net interest income after provision for loan and lease losses	239,038	40,602	198,436
Other income:		0	
Loan servicing fees	126,609	86,930	39,679
Amortization of servicing assets	(100,322)	(69,308)	(31,014)
Recovery of servicing assets	19,625	18,734	891
Net loan administration income	45,912	36,357	9,555
Gain from sales of loans	98,127	75,267	22,860
Gains on sale of mortgage servicing assets	14,412	14,412	0
Trading gains	3,105	0	3,105
Derivative losses, net	(69,688)	(67,588)	(2,100)
Other	28,618	2,767	25,851
	120,486	61,215	59,271
Other expense:		0	
Salaries	167,490	57,017	110,473
Pension and other employee benefits	36,377	10,565	25,812
Office expense	14,094	5,499	8,595
Premises and equipment	35,330	14,190	21,140
Marketing and development	8,196	3,822	4,374
Professional fees	13,800	3,384	10,416
Other	56,268	29,711	26,557
	331,555	124,188	207,367
Income before income taxes from continuing operations	27,969	(22,372)	50,341
Provision for income taxes	8,982	(8,993)	17,975
Net income (loss) from continuing operations	$ 18,987	$ (13,378)	$ 32,365

Earnings per share from Continuing Operations:					
Basic	$	0.67			$1.13
Diluted	$	0.66			$1.12
Dividends per share	$	0.40			$0.40
Weighted average shares outstanding:					
Basic		28,518			28,518
Diluted		28,841			28,841

The accompanying notes are an integral part of this unaudited condensed consolidated pro forma income statement.

Notes to the Unaudited Condensed Consolidated Pro Forma Financial Statements

Note 1. These adjustments reflect the disposition of substantially all of the Corporation's conforming conventional first mortgage loan production assets and related contractual commitments to Freedom Mortgage Corporation (FMC) including the transfer of IMC's mortgage loans held for sale and associated hedges. The purchase price for the assets was approximately $275 million in cash. As part of the transaction, FMC assumed certain liabilities associated with the on-going operations of the loan production business, and IMC retained liability for pending litigation and other obligations arising outside the ordinary course of business.

Note 2. These adjustments reflect the sale of substantially all of the Corporation's conforming, conventional mortgage servicing portfolio (MSRs) for approximately $261 million in cash to four independent acquirers. Transfer of the portfolio and associated escrow deposits will begin in November and be substantially complete by January 3, 2007. Until final transfer, the Corporation will provide interim servicing for the buyers and will retain the liquidity and the economic benefits derived from the escrow deposits.

Note 3. These adjustments eliminate the operating results of IMC as if the sale to FMC and the sale of the mortgage servicing asset had occurred on January 1, 2005. In addition, these adjustments assume the mortgage servicing operation, which is currently being marketed, had been sold as of the same date as well.

(d)   *Exhibits*

Exhibit No.	Description
2.1	Asset Purchase Agreement among Irwin Financial Corporation, Irwin Mortgage Corporation and Freedom Mortgage Corporation., dated August 7, 2006.
2.2	Letter Agreement amending the Asset Purchase Agreement among Irwin Financial Corporation, Irwin Mortgage Corporation and Freedom Mortgage Corporation, dated September 18, 2006.
99.1	Press Release of Irwin Financial Corporation dated September 27, 2006.
99.2	Press Release of Irwin Financial Corporation dated October 2, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: October 2, 2006   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Asset Purchase Agreement among Irwin Financial Corporation, Irwin Mortgage Corporation and Freedom Mortgage Corporation, dated August 7, 2006.
2.2	Letter Agreement amending the Asset Purchase Agreement among Irwin Financial Corporation, Irwin Mortgage Corporation and Freedom Mortgage Corporation, dated September 18, 2006.
99.1	Press Release of Irwin Financial Corporation dated September 27, 2006.
99.2	Press Release of Irwin Financial Corporation dated October 2, 2006.

Exhibit 99.1

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES COMPLETION OF THE SALE OF ITS CONFORMING CONVENTIONAL FIRST MORTGAGE LOAN ORIGINATION ASSETS

(Columbus, IN, September 27, 2006) Irwin Financial Corporation (NYSE:IFC), today announced it has completed the sale of substantially all of its conforming conventional first mortgage loan production assets and related contractual commitments to Freedom Mortgage Corporation of Mt. Laurel, NJ. A transfer of a portion of the assets was described in Irwin Financial's Report on Form 8-K dated September 18, 2006.

Completion of the transaction included the transfer of Irwin Mortgage Corporation's (IMC) mortgage loans held for sale and associated hedges.

The purchase price for the assets was approximately $275 million in cash. As part of the transaction, Freedom Mortgage assumed certain liabilities associated with the on going operations of the loan production business, and IMC retained liability for pending litigation and other obligations arising outside the ordinary course of business. Freedom Mortgage's purchase includes assets associated with Irwin Mortgage's loan origination operations, but excludes the segment's mortgage servicing operations and its mortgage servicing asset, each of which is being marketed separately.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

Exhibit 99.2

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES THE SALE OF ITS CONFORMING, CONVENTIONAL MORTGAGE SERVICING ASSET

(Columbus, IN, October 2, 2006) Irwin Financial Corporation (NYSE:IFC), today announced the sale of substantially all of its conforming, conventional mortgage servicing portfolio (MSRs) for approximately $261 million. The portfolio was sold to four independent acquirers. Transfer of the portfolio and associated escrow deposits will begin in November and be substantially complete by January 3, 2007. Until final transfer, the Corporation will provide interim servicing for the buyers and will retain the liquidity and the economic benefits derived from the escrow deposits.

The cash consideration for the sales includes an estimate of prepayment and delinquency costs for which the Corporation contractually indemnified the purchasers for periods up to 90 days. Final cash consideration will also include the fair value of servicing produced during the third quarter, up to the point of the sale of certain related production assets on September 18, 2006. Reflecting anticipated sale proceeds and giving effect to gains on derivative hedges on the portfolio prior to sale date, the Corporation expects to record a pre-tax charge of approximately $11 million on the MSR disposition.

Irwin Financial was advised in these transactions by Phoenix Capital, Inc.

Additionally, the Corporation announced that it is in substantive discussion with a national mortgage lender for the acquisition of certain assets and the assumption of certain lease and contractual obligations related to its servicing platform. Current negotiations contemplate a plan by the acquirer to employ a majority of the existing servicing employees subsequent to the final MSR portfolio transfer.

Will Miller, Irwin Financial Chairman and CEO commented, "The sale of our conforming conventional mortgage banking business has been a long process, but we were able to meet the majority of our objectives. I am very pleased that through our negotiations, the vast majority of my former colleagues at Irwin Mortgage will have job continuity. With the disposition of the conforming, conventional mortgage segment, we can now turn our full attention to the growth of our profitable and growing commercial segments and to making improvements in our non-conforming mortgage segment. We believe the growth and profitability of results from these remaining three segments offer the opportunity to significantly enhance shareholder value," Miller concluded.

Previously, the Corporation announced plans to repurchase up to $50 million of shares; due to a quarter-end quiet period, the Corporation does not expect these repurchases to begin until after the announcement of third quarter earnings.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements that are based on management's expectations, estimates, projections and assumptions. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions and estimates or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which include but are not limited to, statements about expected future action in connection with the transfer of assets associated with the MSRs, the expected financial effect of the MSR disposition on the Corporation and expected disposition of the servicing platform. Actual future results may differ materially from what is projected due to a variety of factors, including, but not limited to, prepayment and delinquency rates on the MSR portfolio during the period from sale to transfer date and unforeseen difficulties the parties may experience in completing the transactions as currently contemplated. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.